UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-25837

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEIDRICK& STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

233 South Wacker Drive, Suite 4200, Chicago, Illinois 60606-6303

(312) 496-1200

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and the Investment Committee

Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2010

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
Assets:

Investments, at fair value:
Mutual funds	$77,541,634	$64,800,474
Fully Benefit-Responsive Investment Contracts	26,399,781	28,178,108
Heidrick & Struggles International, Inc. Stock Fund	8,379,712	5,799,651
Participant loans	538,562	632,549

Net assets reflecting investments, at fair value	112,859,689	99,410,782

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(570,715)	368,380

Net assets available for benefits	$112,288,974	$99,779,162

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009

2009
Investment income:
Interest and dividend income	$3,015,750
Interest on participant loans	36,055
Net realized appreciation on sale of investments	1,190,131
Net unrealized appreciation in fair value of investments	14,282,343

Total investment income	18,524,279

Contributions:
Participants	5,827,458
Rollovers	424,238

Total contributions	6,251,696

24,775,975

Deductions from net assets attributed to:
Benefits paid to participants	12,256,757
Administrative expenses	9,406

Total deductions	12,266,163

Net increase	12,509,812
Net assets available for benefits:
Beginning of year	99,779,162

End of year	$112,288,974

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on January 1, 1989, as the result of the merger of the Heidrick & Struggles 401(k) Profit Sharing Plan and the Heidrick & Struggles, Inc. Pension Plan. The plan sponsor is Heidrick & Struggles, Inc. (the Company), a wholly owned subsidiary of Heidrick & Struggles International, Inc. (HSII). The Plan is a defined contribution plan established for the benefit of the Company’s eligible employees.

The Plan provides for elective contributions on the part of the participating employees and for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and provisions of the Internal Revenue Code of 1986 (IRC), as amended, as it pertains to plans intended to qualify under Section 401(a) of the IRC.

Vanguard Fiduciary Trust Company (VFTC) is the trustee of the Plan under a contractual agreement with the Company. VFTC maintains all records and assets of the Plan and assumes responsibility for the proper allocation of income among all participants’ accounts in the Plan. The Plan is administered by the Company’s 401(k) Profit Sharing and Retirement Plan Administrative Committee (the Committee), which is delegated its authority from the Company at the discretion of HSII. The members of the Committee are appointed by the HSII Global Retirement Plans Committee, a subcommittee of the board of HSII.

Contributions

Eligible employees may immediately upon their employment contribute up to 50% of their eligible compensation up to the maximum allowed by the IRC. For 2009, the Company suspended matching contributions to the Plan. In 2008, the Company matched contributions of those participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $4,000 or 3% of a participant’s compensation as limited by the IRC (maximum matching contribution of $6,900). Additionally, the Company’s Compensation Committee has the option of making discretionary contributions to benefit all participants with a minimum of one year of service. This discretionary amount is determined each year by the Company’s Compensation Committee. For the 2009 and 2008 plan years, the Company’s Compensation Committee elected not to make a discretionary contribution. See Note 9, Subsequent Event.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants must be employed by the Company on the last day of the plan year in order to vest in the Company’s matching contributions.

Vesting in the Company’s discretionary contributions made before the 2008 plan year and earnings thereon commences after three years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after three years of service, 40% vested after four years of service, 60% vested after five years of service, 80% vested after six years of service, and 100% vested after seven years of service. Nonvested portions of Company discretionary contributions are forfeited in accordance with the terms of the Plan and are used to reduce the Company’s future contribution.

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $107,833 and $97,214, respectively. These amounts are held in a separate Plan account established by the Company for this purpose and will be used to reduce future employer contributions.

Participant Accounts

Separate accounts are maintained for each participant, which are credited with the participants’ contributions, the employer’s contributions, Plan earnings, loan fees, administrative expenses and distributions of participants’ benefits or withdrawals. Allocations of Plan earnings are made daily based upon the participant’s weighted average account balance for the day, as described in the Plan document. The benefit that the participant is entitled to is provided by the participant’s vested account.

Participants may direct the investment of their account balance among the various investment options offered by the Plan with the exception of the Heidrick & Struggles International, Inc. Stock Fund which is closed to new investments.

As of December 31, 2009 and 2008, there were 820 and 937 participants in the Plan, respectively.

Payment of Benefits

When a participant terminates his or her employment with the Company and elects to receive a distribution, the participant’s vested account may be rolled over to a qualified plan or be distributed as a lump-sum amount to the participant or to the participant’s designated beneficiary in the event of the participant’s death. If a terminated participant has prior money pension purchase monies and elects to receive a distribution, the participant’s vested account for those monies may only be (a) rolled over to a qualified plan, (b) distributed as a lump-sum amount, (c) applied toward the purchase of various types of annuities, or (d) distributed in equal monthly or annual installments over a period not to exceed the life expectancy of the participant.

Loans to Participants

Participants may borrow the lesser of $50,000 less the highest outstanding loan balance, if any, during the preceding twelve months or one-half of their vested account balance in the Plan, exclusive of the Heidrick & Struggles International, Inc. Stock Fund, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% with rates ranging from 4.25% to 9.25% as of December 31, 2009. Principal and interest are paid ratably through payroll deductions.

Administrative Fees

Administrative and trustee fees related to the general administration of the Plan are paid by the Plan. The Company provides certain administrative services to the Plan and pays substantially all other expenses of the Plan. Administrative and trustee fees not paid by the Company in the amount of $9,406 are charged to the participants’ account.

Plan Termination

The Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall then be distributed to participant accounts in such a manner as the Company shall determine. As a result of the Company’s restructuring initiatives during 2009, the Plan administrator determined that a partial termination of the Plan occurred during the 2009 plan year. The partial termination did not have any impact on the Plan since all participants affected by the partial termination were 100% vested in their Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis using accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Guidance

On June 30, 2009, the Plan adopted new accounting guidance on subsequent event disclosure requirements, which establishes standards of accounting for and disclosure of events or transactions that occur after the balance sheet date but before financial statements are issued or available to be issued. The addition of these disclosure requirements did not have a material impact on the Plan’s financial condition or results of operations.

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“the Codification”), which the Plan adopted on the effective date September 30, 2009. This issuance serves as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative. Upon adoption of the Codification, the Plan eliminated all references to accounting standards issued prior to the effective date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Heidrick & Struggles International, Inc. Stock Fund is valued at its year-end closing share price (comprised of year-end market price plus uninvested cash position). Other equity securities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price. Fixed income securities are valued using the last quoted bid price. Participant loans are recorded at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan maintains investments that are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payments of Benefits

Benefits are recorded when paid.

3. Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2009:

2009
American Funds EuroPacific Growth Fund; R-4 Class	$9,900,308
PIMCO Total Return Fund; Institutional Class	11,384,971
Vanguard PRIMECAP Fund; Investor Shares	6,351,548
Vanguard Total Stock Market Index Fund; Investor Shares	10,048,311
Vanguard Wellington Fund; Investor Shares	9,684,912
Vanguard Brokerage Option	7,474,084
Vanguard Retirement Savings Trust, at contract value	25,829,066
Heidrick & Struggles International, Inc. Stock Fund	8,379,712

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2008:

2008
American Funds EuroPacific Growth Fund; R-4 Class	$7,229,606
PIMCO Total Return Fund; Institutional Class	11,767,007
Vanguard Total Stock Market Index Fund; Investor Shares	8,998,627
Vanguard Wellington Fund; Investor Shares	7,374,069
Vanguard Brokerage Option	6,643,599
Vanguard Retirement Savings Trust, at contract value	28,546,488
Heidrick & Struggles International, Inc. Stock Fund	5,799,651

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as follows:

Mutual funds	$12,922,597
Heidrick & Struggles International, Inc. Stock Fund	2,549,877

Total	$15,472,474

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008:

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Fully Benefit-Responsive Investment Contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. See Note 5, Fully Benefit-Responsive Investment Contracts.

Heidrick & Struggles International, Inc. Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$77,541,634	—	—	$77,541,634
Fully Benefit-Responsive Investment Contracts		26,399,781	—	8,379,712
Heidrick & Struggles International, Inc. Stock Fund	8,379,712		—	26,399,781
Participant loans	—	—	538,562	538,562

Total assets at fair value	$85,921,346	$26,399,781	$538,562	$112,859,689

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$64,800,474	—	—	$64,800,474
Fully Benefit-Responsive Investment Contracts		28,178,108	—	5,799,651
Heidrick & Struggles International, Inc. Stock Fund	5,799,651		—	28,178,108
Participant loans	—	—	632,549	632,549

Total assets at fair value	$70,600,125	$28,178,108	$632,549	$99,410,782

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	2009	2008
Participant loans
Balance, beginning of year	$632,549	$570,529
Issuances and settlements, net	(93,987)	62,020

Balance, end of year	$538,562	$632,549

5. Fully Benefit-Responsive Investment Contracts

The Vanguard Retirement Savings Trust (the Trust) holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts) in the Trust. These Contracts are reported at estimated fair value as reported by the investment manager. The estimated fair value of the Contracts is based on current interest rates for similar investments with like maturities at December 31, 2009 and 2008. These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in Note 2, Summary of Significant Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan or (3) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; a breach of material obligations under the Contracts and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio. During the year ended December 31, 2009, the average annual yield earned by the Trust was 3.15% and the average annual yield paid to participants was 2.86%. During the year ended December 31, 2008, the average annual yield earned by the Trust was 3.67% and the average annual yield paid to participants was 3.38%. Average annual yields are reported as of the Trust’s fiscal year end.

6. Party-in-Interest Transactions

Certain Plan investments include shares of mutual funds managed by The Vanguard Group, an affiliate of VFTC, who is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2009, the Plan’s HSII Stock Fund held $34,477 of cash and 267,133 shares of HSII common stock with a cost of $570,093 and a current value of $8,345,235. This represents approximately 1.56% of HSII’s outstanding stock at December 31, 2009. During the year ended December 31, 2009, there were no shares sold. There were, however, 6,719 shares distributed to participants during the year ended December 31, 2009. There were 5,400 shares purchased during the year ended December 31, 2009, at a weighted average price of $19.38 per share, for total purchases of $104,653.

As of December 31, 2008, the Plan’s HSII Stock Fund held $17,195 of cash and 268,452 shares of HSII common stock with a cost of $459,315 and a current value of $5,782,456. This represents approximately 1.64% of HSII’s outstanding stock at December 31, 2008. During the year ended December 31, 2008, there were no shares sold or distributed to participants. There were 5,800 shares purchased during the year ended December 31, 2008, at a weighted average price of $25.28 per share, for total purchases of $146,678.

7. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 17, 2009, that the Plan and related trust, as amended and restated effective January 1, 2009, are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to the Form 5500:

Net assets available for benefits per the financial statements	$112,288,974
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	570,715
Deemed distribution of participant loans	(14,223)

Net assets available for benefits per the Form 5500	$112,845,466

The accompanying financial statements present the interest in a common collective trust relating to fully benefit-responsive investment contracts at contract value. The Form 5500 requires the interest in a common collective trust relating to fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive investment contracts represents a reconciling item.

The accompanying financial statements present the total interest in participant loans including any loans that the Plan administrator has determined to be in default but not yet offset against a participant’s account. The Form 5500 requires the interest in participant loans to be reported net of any loans determined to be in default but not yet offset against a participant’s account, considered deemed distributions by the IRC. Therefore, the adjustment to reflect participant loans deemed distributed represents a reconciling item.

9. Subsequent Event

Beginning January 1, 2010, the Company resumed matching the contributions of participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $4,000 or 3% of a participant’s compensation as limited by the IRC (maximum matching contribution of $7,350).

HEIDRICK & STRUGGLES, INC.

401 (k) PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Identity of issuer, borrower, lessor or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Shares/Units	Current value
American Funds	American Funds EuroPacific Growth Fund; R-4 Class	262,468	$9,900,308
Harbor Funds	Harbor Small Cap Value; Investor Class	195,656	3,161,809
The Hartford Mutual Funds	The Hartford MidCap Fund; Y Class	55,730	1,086,170
PIMCO	PIMCO Total Return Fund; Institutional Class	1,054,164	11,384,971
*The Vanguard Group	Vanguard Inflation-Protection Securities Fund; Investor Shares	52,297	656,328
*The Vanguard Group	Vanguard PRIMECAP Fund; Investor Shares	106,874	6,351,548
*The Vanguard Group	Vanguard Prime Money Market Fund	218,887	218,887
*The Vanguard Group	Vanguard Target Retirement 2005 Fund	65,466	718,813
*The Vanguard Group	Vanguard Target Retirement 2015 Fund	246,554	2,788,529
*The Vanguard Group	Vanguard Target Retirement 2025 Fund	272,631	3,086,187
*The Vanguard Group	Vanguard Target Retirement 2035 Fund	339,016	3,939,363
*The Vanguard Group	Vanguard Target Retirement 2045 Fund	137,952	1,658,179
*The Vanguard Group	Vanguard Target Retirement Income Fund	64,334	681,302
*The Vanguard Group	Vanguard Total Stock Market Index Fund; Investor Shares	366,059	10,048,311
*The Vanguard Group	Vanguard Wellington Fund; Investor Shares	335,699	9,684,912
*The Vanguard Group	Vanguard Windsor II Fund; Investor Shares	198,561	4,701,933
*The Vanguard Group	Vanguard Brokerage Option	N/A	7,474,084
*The Vanguard Group	Vanguard Retirement Savings Trust	25,829,066	26,399,781
*Heidrick & Struggles International, Inc.	Heidrick & Struggles International, Inc. Stock Fund	267,133	8,379,712
*Participant Loans	Interest rates range from 4.25% to 9.25%; remaining maturities range from 1 month to 60 months	N/A	538,562

Total			$112,859,689

*	Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2010	Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan

	By:	/s/ Adrienne Voltattorni
Director, Global Benefits Chair, 401(k) Profit Sharing and Retirement Plan Administrative Committee